UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-6659
A. Full title of the Plan:
Aqua America, Inc.
401(k) Plan
(Formerly Aqua America, Inc. 401(k) and Profit Sharing Plan)
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
AQUA AMERICA, INC.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

Aqua America, Inc.
401(k) Plan
The following audited financial statements are included with this report:
Financial Statements (including notes thereto) and related Supplementary Schedules as of and for the year ended December 31, 2008 and 2007
Exhibits:
23.1 Consent of Beard Miller Company LLP
99.1 Financial Statements (including notes thereto) and related Supplementary Schedules as of and for the year ended December 31, 2008 and 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan
Date: June 25, 2009	/s/ ROY H. STAHL
Roy H. Stahl
Secretary Aqua America, Inc. Pension Committee

Exhibit Index

Exhibit
No.	Description
23.1	Consent of Beard Miller Company, LLP

99.1	Financial Statements (including notes thereto) and related Supplementary Schedules as of and for the year ended December 31, 2008 and 2007